Exhibit 99.1

China Zenix Auto International Limited Announces

Unaudited Financial Results for the Third Quarter of 2015

-    Cash flow from operations in first nine months reached RMB310.0 million (US$48.8 million)

ZHANGZHOU, China, December 9, 2015 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the third quarter and first nine months ended September 30, 2015.

Financial Highlights

Third Quarter 2015:

•	Revenue was RMB478.6 million (US$75.3 million) compared with RMB694.9 million in the 2014 third quarter;

•	Gross margin of 12.5%;

•	Net loss and total comprehensive loss for the period was RMB23.8 million (US$3.8 million) with loss per American Depositary Share (“ADS”) of RMB0.46 (US$0.07);

•	Net cash flow from operating activities was RMB146.4 million (US$23.0 million).

First Nine Months of 2015:

•	Revenue was RMB1,858.3 million (US$292.4 million);

•	Gross margin of 13.5%;

•	Net loss and total comprehensive loss for the period was RMB37.2 million (US$5.8 million) with loss per ADS of RMB0.72 (US$0.11);

•	Net cash flow from operations was RMB310.0 million (US$48.8 million).

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, “The Chinese economy continued to experience headwinds during the third quarter. As a result, medium- and heavy-duty trucks unit sales declined 24% year-over-year with the heavy-duty sector suffering a 30% reduction, which negatively impacted our sales for the period. In this difficult environment, we are pleased to report that our aluminum wheels production facilities are running satisfactorily and our products are gaining more acceptance and recognition in the aftermarket and OEM market.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, “In the first nine months of 2015, we generated positive cash flow from operations of RMB310.0 million (US$48.8 million) and continued to improve our balance sheet in a very difficult market environment. Cash and bank balances have increased, inventories and trade payables have been reduced. We believe that our current stock price is deeply undervalued given our cash generating capability, our solid balance sheet and our leadership in China’s commercial vehicle wheel market.”

2015 Third Quarter Results

Revenue for the third quarter ended September 30, 2015 was RMB478.6 million (US$75.3 million) from RMB694.9 million for the third quarter of 2014. The decline in revenue on a year-over-year basis was mainly due to the significant decline in truck sales in China especially heavy duty trucks, coupled with the continued weaknesses in aftermarket and international markets.

Aftermarket sales in China decreased by 31.4% year-over-year to RMB249.5 million (US$39.3 million) in the third quarter of 2015 from RMB364.0 million in the third quarter of 2014. Unit selling price decreased year-over-year as a result of proactive price adjustments. Total unit sales in the aftermarket decreased by 16.1% year-over-year as a result of lower demand for aftermarket wheels. The weak OEM market also affected the aftermarket segment in China as competition intensified and pricing pressures increased.

Sales to the Chinese OEM market decreased by 34.2% year-over-year to RMB149.3 million (US$23.5 million) in the third quarter of 2015 compared to RMB226.8 million in the same quarter of 2014. Total unit sales in the OEM market decreased by 16.2% year-over-year as a result of weak truck sales, especially heavy-duty trucks, during the third quarter of 2015. Lower OEM sales revenue was also caused by decreases in pricing.

International sales decreased by 23.4% year-over-year to RMB79.8 million (US$12.5 million) in the third quarter of 2015 compared to sales of RMB104.1 million in the third quarter of 2014. The decline in export sales in the third quarter of 2015 was mainly due to significant competitive pricing and currency depreciation in Southeastern Asian countries including Thailand, Indonesian and Burma, which has weakened demand from these markets.

In the third quarter of 2015, domestic aftermarket sales, domestic OEM sales and international sales contributed 52.1%, 31.2% and 16.7% of revenue, respectively.

Sales of tubed steel wheels comprised 55.4% of 2015 third quarter revenue compared to 57.8% in the same quarter in 2014. Tubeless steel wheel sales represented 39.2% of third quarter revenue compared to 37.1% in the same quarter of 2014. Tubed and tubeless steel wheel sales remain the main sources of revenue for the Company.

Third quarter gross profit decreased by 41.4% to RMB59.6 million (US$9.4 million), compared to RMB101.7 million in the same quarter in 2014. Gross margin was 12.5%, compared with 14.6% in the third quarter of 2014. The decline in gross margin on a year-over-year basis was mainly due to the significant decline in revenue resulting from the rapid decrease in the overall end user market and that lower selling prices for wheels outpaced the decline in raw material costs.

Selling and distribution expenses decreased by 16.9% to RMB46.5 million (US$7.3 million) from RMB56.0 million in the third quarter of 2014. The decrease in selling and distribution costs was primarily due to the lower number of units shipped in the third quarter of 2015 compared with the same quarter last year. As a percentage of revenue, selling and distribution costs were 9.7% in the third quarter of 2015, compared to 8.1% in the same quarter a year ago. The higher selling and distribution costs as a percentage of revenue was mainly due to significantly weaker revenue in the third quarter of 2015.

Research and development (“R&D”) expenses decreased by 50.9% to RMB13.7 million (US$2.1 million), compared to RMB27.8 million in the third quarter of 2014. R&D as a percentage of revenue was 2.9% in the third quarter of 2015, compared to 4.0% in last year’s third quarter.

Administrative expenses decreased by 15.0% to RMB31.5 million (US$5.0 million) from RMB37.0 million in the third quarter of 2014, mainly due to a decline in personnel-related costs. As a percentage of revenue, administrative expenses were 6.6%, compared to 5.3% of revenue in the third quarter of 2014.

Net loss and total comprehensive loss for the third quarter of 2015 were RMB23.8 million (US$3.8 million), compared to net loss and total comprehensive loss of RMB12.3 million in the same quarter of 2014.

Basic and diluted loss per ADS in the third quarter of 2015 were RMB0.46 (US$0.07) compared to basic and diluted loss per ADS of RMB0.24 in the same quarter of 2014. Basic and diluted loss per ordinary share in the third quarter of 2015 were RMB0.12 (US$0.02) compared to basic and diluted loss per ordinary share of RMB0.06 in the same quarter of 2014.

In the third quarter of 2015, the Company recorded cash inflows from operating activities of RMB146.4 million (US$ 23.0 million). Capital expenditures for the purchase of property, plant and equipment in the third quarter were RMB2.2 million (US$0.3 million). Deposits paid for acquisition of property, plant and equipment in the third quarter were RMB18.4 million (US$2.9 million).

During the third quarter of 2015 and 2014, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2015 First Nine-Month Results

Revenue for the first nine months ended September 30, 2015, was RMB1,858.3 million (US$292.4 million) compared with RMB2,550.7 million in the first nine months in 2014.

Aftermarket sales decreased by 29.4% to RMB907.0 million (US$142.7 million) in the first nine months of 2015, and represented 48.8% of total nine-month revenue. Sales to the Chinese OEM market decreased by 31.2% to RMB602.3 million (US$94.8 million) and represented 32.4% of revenue. International sales decreased by 10.4% to RMB349.0 million (US$54.9 million) compared to the same period last year, and represented 18.8% of revenue.

Tubed steel wheel sales for the first nine months ended September 30, 2015 accounted for 56.9% of revenue compared with 58.0% the same period in 2014. Tubeless steel wheel sales accounted for 37.9% of revenue compared with 37.5% the same period in 2014.

Gross profit for the first nine months ended September 30, 2015, was RMB250.9 million (US$39.5 million), compared with RMB476.8 million during the same period in 2014. Gross margin decreased to 13.5% compared from 18.7% in the same period last year. Loss before taxation was RMB43.3 million (US$6.8 million), compared with profit before taxation of RMB112.9 million during the first nine months of 2014.

Net loss and total comprehensive loss for the first nine months ended September 30, 2015 was RMB37.2 million (US$5.8 million), compared with profit and total comprehensive income of RMB92.9 million during the same period in 2014. Basic and diluted loss per ordinary share and per ADS for the first nine months ended September 30, 2015 were RMB0.18 (US$0.03) and RMB0.72 (US$0.11), respectively.

As of September 30, 2015, Zenix Auto had bank balances and cash of RMB845.4 million (US$133.0 million) and fixed bank deposits with a maturity period over three months of RMB260.0 million (US$40.9 million). Total equity attributable to owners of the Company was RMB2,554.9 million (US$402.0 million).

For the first nine months ended September 30, 2015, the Company recorded cash inflows from operating activities of RMB310.0 million (US$48.8 million). Capital expenditures for the purchase of property, plant and equipment in the second quarter were RMB13.9 million (US$2.2 million). Deposits paid for acquisition of property, plant and equipment in the first nine months of 2015 were RMB53.8 million (US$8.5 million).

Conference Call Information

The Company will host a conference call on Wednesday, December 9, 2015 at 8:00 am EST/ 9:00 pm Beijing Time to discuss the financial results.

To participate, please call the following numbers 5 minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call:

Phone Number: +1-877-407-0782 (North America)

Phone Number: +1-201-689-8567 (International)

In addition, the conference call will be broadcast live over the Internet at: http://www.investorcalendar.com/IC/CEPage.asp?ID=174550

Please go to the web site at least 15 minutes early to register, download and install any necessary software.

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 pm EST on January 9, 2016. The dial-in details for the replay are: U.S. Toll Free Number +1-877-660-6853, International dial-in number +1-201-612-7415 using Conference ID “13625575” to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.3556 to US$1.00, the effective noon buying rate as of September 30, 2015 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 510 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s customers include large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has total annual production capacity of approximately 15.0million units of steel wheels as of September 30, 2015. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss

Grayling

Tel: +1-646-284-9409

Email: zx@grayling.com

- tables follow –

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other

Comprehensive Income

For the three months ended September 30, 2015 and 2014

(RMB and US$ amounts expressed in thousands, except per share data)

	Three Months Ended September 30,
	2014	2015	2015
	RMB’ 000	RMB’ 000	US$’ 000

Revenue	694,937	478,592	75,302

Cost of sales	(593,240)	(418,974)	(65,922)

Gross profit	101,697	59,618	9,380
Other operating income	10,183	6,332	996
Net exchange (loss) gain	(177)	1,630	256
Selling and distribution costs	(56,019)	(46,549)	(7,324)
Research and development expenses	(27,817)	(13,659)	(2,149)
Administrative expenses	(37,001)	(31,468)	(4,951)

Finance costs	(4,833)	(3,333)	(524)

Loss before taxation	(13,967)	(27,429)	(4,316)

Income tax credit	1,683	3,593	565

Loss and total comprehensive loss for the period	(12,284)	(23,836)	(3,751)

Loss per share

Basic	(0.06)	(0.12)	(0.02)

Diluted	(0.06)	(0.12)	(0.02)
Loss per ADS

Basic	(0.24)	(0.46)	(0.07)

Diluted	(0.24)	(0.46)	(0.07)

Shares	206,500,000	206,500,000	206,500,000

ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other

Comprehensive Income

For the nine months ended September 30, 2015 and 2014

(RMB and US$ amounts expressed in thousands, except per share data)

	Nine Months Ended September 30,
	2014	2015	2015
	RMB’ 000	RMB’ 000	US$’ 000

Revenue	2,550,727	1,858,254	292,381

Cost of sales	(2,073,911)	(1,607,356)	(252,904)

Gross profit	476,816	250,898	39,477

Other operating income	21,627	13,324	2,096

Net exchange gain	1,775	5,092	801

Selling and distribution costs	(191,833)	(167,164)	(26,302)

Research and development expenses	(71,876)	(37,001)	(5,822)

Administrative expenses	(110,095)	(98,623)	(15,517)

Finance costs	(13,475)	(9,813)	(1,544)

Profit (loss) before taxation	112,939	(43,287)	(6,811)

Income tax (expense) credit	(19,990)	6,137	966

Profit (loss) and total comprehensive income (loss) for the period	92,949	(37,150)	(5,845)

Earnings (loss) per share

Basic	0.45	(0.18)	(0.03)

Diluted	0.45	(0.18)	(0.03)
Earnings (loss) per ADS

Basic	1.80	(0.72)	(0.11)

Diluted	1.80	(0.72)	(0.11)

Shares	206,500,000	206,500,000	206,500,000

ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Financial Position

(RMB and US$ amounts are expressed in thousands)

	December 31, 2014	September 30, 2015	September 30, 2015
	RMB’000	RMB’000	US$’ 000
ASSETS
Current Assets
Inventories	382,067	347,580	54,689
Trade and other receivables and prepayments	921,653	488,539	76,867
Prepaid lease payments	9,425	9,425	1,483
Pledged bank deposits	59,100	43,000	6,766
Fixed bank deposits with maturity period over three months	260,000	260,000	40,909
Bank balances and cash	556,990	845,376	133,013

Total current assets	2,189,235	1,993,920	313,727

Non-Current Assets
Property, plant and equipment	1,525,567	1,521,995	239,473
Prepaid lease payments	395,299	388,230	61,085
Deposits paid for acquisition of property, plant and equipment	1,590	—	—
Deferred tax assets	4,356	16,169	2,544
Intangible assets	17,000	17,000	2,675

Total non-current assets	1,943,812	1,943,394	305,777

Total assets	4,133,047	3,937,314	619,504

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	938,251	723,044	113,765
Taxation payable	1,063	424	67
Amount due to a shareholder	5,507	9,841	1,548
Bank borrowings	508,000	558,000	87,797

Total current liabilities	1,452,821	1,291,309	203,177

Non-current Liabilities
Deferred income	10,088	9,491	1,493
Deferred tax liabilities	78,077	81,603	12,840

Total non-current liabilities	88,165	91,094	14,333

Total liabilities	1,540,986	1,382,403	217,510

EQUITY
Share capital	136	136	21
Additional paid in capital	392,076	392,076	61,690
Reserves	2,199,849	2,162,699	340,283

Total equity attributable to owners of the Company	2,592,061	2,554,911	401,994

Total equity and liabilities	4,133,047	3,937,314	619,504

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Cash Flows

For the three months ended September 30, 2015

(RMB and US$ amounts are expressed in thousands)

	Three Months Ended September 30, 2015
	RMB’ 000	US$’ 000
OPERATING ACTIVITIES
Loss before taxation	(27,429)	(4,316)
Adjustments for:
Amortization of prepaid lease payments	2,357	371
Depreciation of property plant and equipment	31,721	4,991
Release of deferred income	(199)	(31)
Finance costs	3,333	524
Interest income	(3,597)	(566)

Operating cash flows before movements in working capital	6,186	973

Decrease in inventories	81,901	12,886
Decrease in trade and other receivables and prepayments	210,536	33,127
Decrease in trade and other payables and accruals	(156,415)	(24,611)

Cash generated from operations	142,208	22,375

Interest received	4,775	751
PRC income tax paid	(567)	(89)

NET CASH FROM OPERATING ACTIVITIES	146,416	23,037

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(2,163)	(340)
Withdrawal of pledged bank deposits	13,600	2,140
Deposits paid for acquisition of property, plant and equipment	(18,377)	(2,891)
Placement of fixed bank deposits with maturity periods over three months	(210,000)	(33,042)
Withdrawal of fixed bank deposits with maturity periods over three months	210,000	33,042

NET CASH USED IN INVESTING ACTIVITIES	(6,940)	(1,091)

FINANCING ACTIVITIES
New bank borrowings raised	80,000	12,587
Repayment of bank borrowings	(80,000)	(12,587)
Interest paid	(7,998)	(1,258)
Advance from a shareholder	365	57

NET CASH USED IN FINANCING ACTIVITIES	(7,633)	(1,201)

NET INCREASE IN CASH AND CASH EQUIVALENTS	131,843	20,745
Cash and cash equivalents at beginning of the period	714,154	112,366
Effect of foreign exchange rate changes	(621)	(98)

Cash and cash equivalents at end of the period	845,376	133,013

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30, 2015

(RMB and US$ amounts are expressed in thousands)

	Nine Months Ended September 30, 2015
	RMB’ 000	US$’ 000
OPERATING ACTIVITIES
Loss before taxation	(43,287)	(6,811)
Adjustments for:
Amortization of prepaid lease payments	7,069	1,112
Depreciation of property plant and equipment	94,779	14,913
Release of deferred income	(597)	(94)
Finance costs	9,813	1,544
Interest income	(11,348)	(1,786)

Operating cash flows before movements in working capital	56,429	8,878
Decrease in inventories	34,487	5,426
Decrease in trade and other receivables and prepayments	431,987	67,970
Decrease in trade and other payables and accruals	(222,993)	(35,086)

Cash generated from operations	299,910	47,188
Interest received	12,847	2,021
PRC income tax paid	(2,789)	(438)

NET CASH FROM OPERATING ACTIVITIES	309,968	48,771

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(13,914)	(2,189)
Withdrawal of pledged bank deposits	16,100	2,533
Proceeds on disposal of property, plant and equipment	50	8
Deposits paid for acquisition of property, plant and equipment	(53,807)	(8,466)
Placement of fixed bank deposits with maturity periods over three months	(470,000)	(73,951)
Withdrawal of fixed bank deposits with maturity periods over three months	470,000	73,951

NET CASH USED IN INVESTING ACTIVITIES	(51,571)	(8,114)

FINANCING ACTIVITIES
New bank borrowings raised	335,000	52,709
Repayment of bank borrowings	(285,000)	(44,842)
Interest paid	(23,973)	(3,772)
Advance from a shareholder	4,334	682

NET CASH FROM FINANCING ACTIVITIES	30,361	4,777

NET INCREASE IN CASH AND CASH EQUIVALENTS	288,758	45,434
Cash and cash equivalents at beginning of the period	556,990	87,638
Effect of foreign exchange rate changes	(372)	(59)

Cash and cash equivalents at end of the period	845,376	133,013

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